TERM SHEET

INVICTUS MD STRATEGIES CORP.
BOUGHT DEAL PUBLIC OFFERING OF UNITS

September 26, 2018

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in any of the provinces or territories of Canada. Copies of the preliminary short form prospectus may be obtained from PI Financial Corp. at ECM@pifinancial.com. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ISSUER:	Invictus MD Strategies Corp. (“Invictus” or the “Company”)

OFFERING:	10,000,000 Units of the Company (the “Offering”) from treasury.

UNIT PRICE:	$2.00 per Unit

OFFERING SIZE:	Aggregate gross proceeds of $20,000,000 (which amount does not include the exercise of the Over-Allotment Option).

OVER- ALLOTMENT OPTION:

The Company has granted Underwriters an option to purchase up to an additional 15% of the Offering (the “Over-Allotment Option”) at the same price, to cover over- allotments, if any, and for market stabilization purposes, such Over-Allotment Option, to be exercisable in whole or in part, at any time, and from time to time, for a period of 30 days following Closing.

UNITS:

Each Unit shall consist of one common share (the “Shares”) and one-half of a transferable common share purchase warrant (each whole such common share purchase warrant, a “Warrant”). Each whole Warrant shall be exercisable into one additional Share at an exercise price of $2.40 per Share for a period of two years from Closing.

USE OF PROCEEDS:	The Company intends to use the net proceeds of the Offering for capital expenditures for expansion, acquisitions, working capital and for general corporate purposes.

UNDERWRITERS:	PI Financial Corp. and GMP Securities L.P. as co-lead underwriters and joint- bookrunners, for a syndicate of underwriters (collectively, the “Underwriters”).

COMMISSION:	A cash commission of 7.0% of the gross proceeds of the Offering shall be paid to the Underwriters on the Closing and the closing of any Over-Allotment Option.

OFFERING BASIS:

Public offering in all of the provinces of Canada (other than Quebec) by way of short form prospectus, in the United States by way of private placement pursuant to Rule 144A of the United States Securities Act of 1933 , as amended (the “1933 Act”), or another applicable exemption under the 1933 Act and the applicable states securities laws, and internationally as permitted pursuant to private placement exemptions under local securities laws.

CLOSING DATE:	On or about October 19, 2018 or such other date as the Underwriters and the Company may agree.

This term sheet does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the 1933 Act or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of U.S. Persons unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available.

PODA SPIN-OUT:

Invictus will be seeking shareholder approval of the proposed spin-out transaction involving Invictus' subsidiary, Poda Technologies Inc. ("Poda") by way of a plan of arrangement (the "Arrangement") at the annual general and special meeting of shareholders scheduled to be held on October 18, 2018. The court hearing in respect of the final order to approve the Arrangement is scheduled to take place on October 23, 2018. Subject to receipt of all requisite shareholder, regulatory and court approvals and satisfaction of all conditions precedent thereto, the effective date for the exchange and distribution of the common shares of Poda will be announced. Shareholders of record as at the effective date of the Arrangement will receive notice from the depositary with instructions on how to obtain the shares they are entitled to receive under the Arrangement.

ELIGIBILITY:	The Units and the Shares and Warrants underlying the Units will be qualified investments for RRSPs, RRIFs, DPSPs, RESPs and TFSAs, subject to customary qualifications.